UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DAVIDsTEA Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

238661102

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: David E. B. Segal
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 1,319,593
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,319,593
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,319,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 5.5% (1)
12.	Type of Reporting Person: IN

(1)	Based upon 23,991,972 shares of the Issuer’s Common Stock outstanding as of December 10, 2015, as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on December 10, 2015.

Item 1.	(a)	Name of Issuer:

DAVIDsTEA Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5430 Ferrier
Mount-Royal, Québec, Canada, H4P 1M2

Item 2.	(a)	Name of Person Filing:

David E. B. Segal

	(b)	Address or Principal Business Office or, if none, Residence:

c/o Deloitte
Attention: Mohamed Sheibani
1600 – 100 Queen Street
Ottawa, ON, K1P 5T8, Canada

	(c)	Citizenship or Place of Organization:

Canada

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

238661102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,319,593
(b)	Percent of class:	5.5	%(1)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	1,319,593
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	1,319,593
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Based upon 23,991,972 shares of the Issuer’s Common Stock outstanding as of December 10, 2015, as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on December 10, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2016	/s/ David E. B. Segal
David E. B. Segal

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